Man Group USA Inc.
Two World Financial Center, 27th Floor
New York, NY 10281-2700
Tel +1 212 566 9000
Fax +1 212 566 9418
www.mangroupplc.com

October 4, 2002

02055566

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope.

Sincerely yours,

Donna Balon
Donna Balon
Vice President

v\mb\ltr\Sec12.doc

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 29 2002
WASH. D.C. 155

dle 11/18

MG

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Barry Wakefield

Tel. No:
020 7285 3254

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Man Group plc

2 Name of shareholder having a major interest:

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Non-beneficial interest

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

MSS Nominees Limited	45,930 shares
Chase Nominees Limited	4,296,114 shares
RBS Trust Bank	630,100 shares
Bankers Trust	1,043,374 shares
Nortrust Nominees Ltd	648,270 shares
BT Globenet Nominees Ltd	118,600 shares
Bank of New York - Europe	23,800 shares
Northern Trust	942,090 shares
HSBC	350,973 shares
State Street Nominees Ltd	571,662 shares
Mellon Trust	376,198 shares
National Cities	39,400 shares
Royal Trust	37,500 shares
HSBC Client Holdings Nominee (UK) Ltd	5,961,501 shares
Nordea	5,700 shares
Bank of New York - London	705,192 shares
State Street Bank & Trust	707,021 shares
NAB - Australia	129,048 shares
Mellon Bank	115,250 shares
Credit Suisse FST BOS Zurich	5,000 shares
State Street Bank & Trust	608,196 shares
Citibank	67,770 shares
Bank of Bermuda	59,170 shares
Japan Trustee Svcs Bk Lt	7,400 shares
Deutsche Bank AG, London	143,555 shares
Mitsubishi Trust	6,900 shares
Chuo Trust Bank	7,340 shares
JP Morgan	200,171 shares
Brown Brothers Harriman	7,600 shares
Mellon Nominees Ltd	45,800 shares
Chase Manhattan Bank London	144,214 shares
Daiwa Trust Bank	5,900 shares
Master Trust Bank of Japan	15,500 shares
Bank of New York, Brussels	57,549 shares

5 Number of shares/amount of stock acquired:
N/A

6 Percentage of issued class:
N/A

7 Number of shares/amount of stock disposed:
662,207

8 Percentage of issued class:
0.21%

9 Class of security:
Ordinary Shares of 10p each

10 Date of transaction:
Unknown

11 Date company informed:
2 October 2002

12 Total holding following this notification:
18,129,788

13 Total percentage holding of issued class following this notification:
5.84%

14 Contact name for queries:
Mr Barry Wakefield

15 Contact telephone number:
020 7285 3254

16 Name of company official responsible for making notification:
Mr Peter Clarke, Company Secretary

17 Date of notification:
2 October 2002

Additional Information:
The notifiable interests also comprise the notifiable interest of Mr Edward C Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

NNNN